Exhibit 99.1

Jianpu Technology Inc. Reports Third Quarter 2019 Unaudited Financial Results

Beijing, December 9, 2019 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Operational and Financial Highlights:

•                  Credit card volume for recommendation services1 was approximately 1.8 million in the third quarter of 2019, representing an increase of approximately 5.9% from the same period of 2018. The average fee per credit card for recommendation services increased to RMB109.22 (US$215.28) in the third quarter of 2019 from RMB106.10 in the same period of 2018. As a result, revenues from recommendation services for credit cards increased by 6.6% to RMB195.6 million (US$27.4 million) in the third quarter of 2019 from RMB183.5 million in the same period of 2018.

•                  Gross margin improved to 91.7% in the third quarter of 2019 from 89.3% in the same period of 2018.

First Nine Months 2019 Operational and Financial Highlights:

•                  Credit card volume for recommendation services was approximately 5.0 million in the first nine months of 2019, representing an increase of approximately 8.7% from the same period of 2018. The average fee per credit card for recommendation services increased to RMB108.05 (US$15.12) in the first nine months of 2019 from RMB101.31 in the same period of 2018. As a result, revenues from recommendation services for credit cards in the first nine months of 2019 increased by 17.2% to RMB541.4 million (US$75.7 million) from RMB461.8 million in the same period of 2018.

•                  Total revenues for the first nine months of 2019 increased by 5.6% to RMB1,340.6 million (US$187.6 million) from RMB1,269.7 million in the same period of 2018.

•                  Total recommendation services revenues for the first nine months of 2019 increased by 5.5% to RMB1,167.7 million (US$163.4 million) from RMB1,107.1 million in the same period of 2018.

•                  Revenues from advertising and marketing services and other services for the first nine months of 2019 increased by 6.3% to RMB172.9 million (US$24.2 million) from RMB162.6 million in the same period of 2018.

•                  Gross margin improved to 92.0% in the first nine months of 2019 from 87.7% in the same period of 2018.

1  Credit card volume for recommendation services is the measure of the number of credit cards the Company generates revenues during the period presented for recommendation services.

2  This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the rate in effect as of September 30, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Selected Operational Metrics

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019	Change%	2018	2019	Change%

Credit card volume for recommendation services[1] (in million)	1.7	1.8	5.9%	4.6	5.0	8.7%
The average fee per credit card for recommendation services (RMB)	106.10	109.22	2.9%	101.31	108.05	6.7%
Number of loan applications (in million)	13.3	5.3	-60.2%	46.6	35.4	-24.0%
The average fee per loan application (RMB)	14.50	17.05	17.6%	13.85	17.69	27.7%

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “Amidst the challenging macro economic environment and the uncertainties in China’s retail financial services industry, we have beaten our guidance in past quarter and, as a result, achieved and exceeded our guidance in the past nine consecutive quarters since our IPO. Jianpu continues to be a leader of transformation across the landscape of China’s rapidly evolving retail financial services industry as our mission to become everyone’s financial partner remains intact. Despite some short-term impacts across our business, our credit card recommendation business remained resilient with a 5.9% increase in the volume and a 6.6% increase in the revenue on a year-over-year basis, affirming our leadership in enabling banks, credit card issuers and other licensed NBFCs.”

“We believe that putting more clarity in regulation is creating a healthier and more sustainable environment within China’s retail financial eco-system that will benefit the players carrying higher compliance standards. At the same time, we continued our efforts and investment in technology advancement and new business initiatives, better positioned ourselves to capture medium to long term growth potentials in the digital financial services sector,” concluded Mr. Ye.

“Our performance in the third quarter reflected our diligent effort to navigate the turbulent operating environment. Through our continuing efforts, the revenues from banks and other licensed financial institutions remained resilient and accounted for a larger percentage in terms of revenue contribution,” said Mr. Oscar Chen, Chief Financial Officer of Jianpu. “Characterized by the macro slowdown and industry volatility, we are well aligned with the consumer demand for personalized financial services, leveraging our core capability to fulfill that demand normalized within the evolving regulatory framework that is meant to standardize online retail financial services and protect consumers. Going forward, with the healthy growth of gross margin improved to 91.7% in the third quarter of 2019 from 89.3% in the same period of 2018, we strive to continue our balanced strategy to set the foundation for sustainable operation.”

Third Quarter 2019 Financial Results

Total revenues for the third quarter of 2019 decreased by 27.1% to RMB323.5 million (US$45.3 million) from RMB443.7 million in the same period of 2018.

Total revenues from recommendation services decreased by 24.1% to RMB285.9 million (US$40.0 million) in the third quarter of 2019 from RMB376.9 million in the same period of 2018.

Revenues from recommendation services for credit cards increased by 6.6% to RMB195.6 million (US$27.4 million) in the third quarter of 2019 from RMB183.5 million in the same period of 2018, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services1 in the third quarter of 2019 was approximately 1.8 million, representing an increase of approximately 5.9% from the same period of 2018. The average fee per credit card for recommendation services increased to RMB109.22 (US$15.28) in the third quarter of 2019 from RMB106.10 in the same period of 2018.

Revenues from recommendation services for loans decreased by 53.3% to RMB90.3 million (US$12.6 million) in the third quarter of 2019 from RMB193.3 million in the same period of 2018, due to the decrease in number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 5.3 million in the third quarter of 2019, representing a decrease of approximately 60.2% from the same period of 2018. The decrease was mainly attributable to the decrease of number of financial products available on our platform given the recent credit tightening and change of industry dynamics. The average fee per loan application increased to RMB17.05 (US$2.39) in the third quarter of 2019 from RMB14.50 in the same period of 2018.

Revenues from advertising and marketing services and other services decreased by 43.8% to RMB37.6 million (US$5.3 million) in the third quarter of 2019 from RMB66.9 million in the same period of 2018, since the Company slowed down the pace of certain advertising business given the lower efficiency amidst challenging macroeconomic environment.

Cost of revenues decreased by 43.0% to RMB27.0 million (US$3.8 million) in the third quarter of 2019 from RMB47.4 million in the same period of 2018. The decrease was primarily attributable to the decrease in direct costs relating to advertising and marketing services revenue.

Gross profit decreased by 25.2% to RMB296.5 million (US$41.5 million) in the third quarter of 2019 from RMB396.4 million in the same period of 2018. The decrease was primarily attributable to revenue decline. Gross margin was 91.7% in the third quarter of 2019, compared with 89.3% in the same period of 2018.

Sales and marketing expenses decreased by 4.6% to RMB325.3 million (US$45.5 million) in the third quarter of 2019 from RMB341.0 million in the same period of 2018. The decrease was mainly due to decrease in traffic acquisition costs, partially offset by increase in rewards to business partners for promotion in social network and social media platform.

Research and development expenses increased by 4.7% to RMB66.5 million (US$9.3 million) in the third quarter of 2019 from RMB63.5 million in the same period of 2018, primarily due to the increase in payroll costs incurred for R&D efforts related to new business initiatives.

General and administrative expenses decreased by 36.8% to RMB30.6 million (US$4.3 million) in the third quarter of 2019 from RMB48.4 million in the same period of 2018. The decrease was primarily due to the decrease in recognition of share-based compensation expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB16.4 million (US$2.3 million) in the third quarter of 2019 and RMB33.7 million in the same period of 2018. The decrease was due to graded vesting method used and less share-based awards granted in this quarter.

Impairment loss primarily reflects the impairment of the goodwill and intangible assets related to a subsidiary acquired in 2018 due to adverse development of its business and change of the relevant industry background and market conditions.

Income tax benefits were RMB15.5 million (US$2.2 million) in the third quarter of 2019, compared with RMB0.4 million in the same period of 2018. The increase was primarily due to release of the deferred tax liabilities of RMB14.9 million related to the impairment charged for intangible assets associated with a subsidiary acquired in prior year .

Net loss was RMB352.5 million (US$49.3 million) in the third quarter of 2019, compared with a net loss of RMB53.5 million in the same period of 2018. The increase of net loss was primarily due to the impairment loss charged in this quarter.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses, impairment loss and tax effects on non-GAAP adjustments from net loss, was RMB100.7 million (US$14.1 million) in the third quarter of 2019, compared with adjusted net loss of RMB19.8 million in the same period of 2018.

Non-GAAP adjusted EBITDA3, which excluded share-based compensation expenses, impairment loss, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, was a loss of RMB92.9 million (US$13.0 million) in the third quarter of 2019, compared with a loss of RMB12.6 million in the same period of 2018.

As of September 30, 2019, the Company had cash and cash equivalents, restricted cash and time deposits of RMB1,100.3 million (US$153.9 million), and working capital of approximately RMB1,106.2 million (US$154.8 million). Compared to as of June 30, 2019, cash and cash equivalents, restricted cash and time deposits decreased by RMB18.8 million (US$2.6 million), which was mainly attributable to net cash used in operations.

First Nine Months 2019 Financial Results

Total revenues for the first nine months of 2019 increased by 5.6% to RMB1,340.6 million (US$187.6 million) from RMB1,269.7 million in the same period of 2018.

Total revenues from recommendation services increased by 5.5% to RMB1,167.7 million (US$163.4 million) in the first nine months of 2019 from RMB1,107.1 million in the same period of 2018.

Revenues from recommendation services for credit cards increased by 17.2% to RMB541.4 million (US$75.7 million) in the first nine months of 2019 from RMB461.8 million in the same period of 2018, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services1 in the first nine months of 2019 was approximately 5.0 million, representing an increase of approximately 8.7% from the same period of 2018. The average fee per credit card for recommendation services increased to RMB108.05 (US$15.12) in the first nine months of 2019 from RMB101.31 in the same period of 2018.

3  Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses and impairment loss. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Revenues from recommendation services for loans decreased by 2.9% to RMB626.3 million (US$87.6 million) in the first nine months of 2019 from RMB645.3 million in the same period of 2018, due to the decrease in number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 35.4 million in the first nine months of 2019, representing a decrease of approximately 24.0% from the same period of 2018. The average fee per loan application increased to RMB17.69 (US$2.47) in the first nine months of 2019 from RMB13.85 in the same period of 2018.

Revenues from advertising and marketing services and other services increased by 6.3% to RMB172.9 million (US$24.2 million) in the first nine months of 2019 from RMB162.6 million in the same period of 2018, primarily due to the increase in revenues from big data and risk management services, which was partially offset by the decrease in the advertising and marketing services.

Cost of revenues decreased by 31.1% to RMB107.3 million (US$15.0 million) in the first nine months of 2019 from RMB155.8 million in the same period of 2018. The decrease was primarily attributable to the direct costs relating to advertising and marketing services revenue, partially offset by the increase of data acquisition costs, depreciation costs and bandwidth and server hosting costs.

Gross profit increased by 10.7% to RMB1,233.3 million (US$172.5 million) in the first nine months of 2019 from RMB1,114.0 million in the same period of 2018. The increase was primarily attributable to revenue growth and increase in gross margin. Gross margin was 92.0% in the first nine months of 2019, compared with 87.7% in the same period of 2018.

Sales and marketing expenses increased by 7.0% to RMB1,091.9 million (US$152.8 million) in the first nine months of 2019 from RMB1,020.9 million in the same period of 2018. The increase was mainly due to the growth in rewards to business partners for promotion in social network and social media platform, partially offset by the decrease in traffic acquisition cost.

Research and development expenses increased by 39.2% to RMB222.1 million (US$31.1 million) in the first nine months of 2019 from RMB159.6 million in the same period of 2018, primarily due to the increase in payroll costs, as well as the increase of the amortization of the intangible assets related to a subsidiary acquired in prior year.

General and administrative expenses decreased by 4.6% to RMB123.1 million (US$17.2 million) in the first nine months of 2019 from RMB129.0 million in the same period of 2018. The decrease was primarily due to a decrease in recognition of share-based compensation expenses, partially offset by the increase in professional fees and payroll costs.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB73.0 million (US$10.2 million) in the first nine months of 2019 and RMB103.6 million in the same period of 2018. The decrease was due to graded vesting method used and less share-based awards granted in the first nine months of 2019.

Impairment loss primarily reflects the impairment of the goodwill and intangible assets related to a subsidiary acquired in 2018 due to adverse development of its business and change of the relevant industry background and market conditions.

Income tax benefits were RMB18.0 million (US$2.5 million) in the first nine months of 2019, compared with the income tax benefits of RMB11.7 million in the same period of 2018. The increase was primarily due to the release of the deferred tax liabilities of RMB14.9 million related to the impairment charged for intangible assets associated with a subsidiary acquired in prior year .

Net loss was RMB418.7 million (US$58.6 million) in the first nine months of 2019, compared with a net loss of RMB171.7 million in the same period of 2018. The increase of net loss was primarily due to the impairment loss charged in the third quarter of 2019.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses, impairment loss and tax effects on non-GAAP adjustments from net loss, was RMB110.2 million (US$15.4 million) in the first nine months of 2019, compared with adjusted net loss of RMB68.1 million in the same period of 2018.

Non-GAAP adjusted EBITDA3, which excluded share-based compensation expenses, impairment loss, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the first nine months of 2019 was a loss of RMB87.6 million (US$12.3 million), compared with a loss of RMB67.5 million in the same period of 2018.

Share Repurchase Program

On August 24, 2018, the board of directors of the Company (the “Board”) approved a share repurchase program to repurchase Class A ordinary share in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$20 million during the next twelve-month period.

On February 22, 2019, the Board approved a new share repurchase program, under which the Company may repurchase up to US$10 million of ADSs during the next twelve-month period.

As of December 9, 2019, the Company had repurchased US$30 million of ADSs under these two programs.

Outlook

The Company anticipates the external environment to remain uncertain and challenging, and consequently, the financial products available on our platform may continue to decline into the coming quarter. Based on the Company’s current estimates, the Company expects total revenues for the fourth quarter of 2019 to be approximately RMB240-260 million.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 9, 2019 (9:00 PM Beijing/Hong Kong Time on December 9, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	+852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 16, 2019, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10137276

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses and impairment loss. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses, impairment loss and tax effects on non-GAAP adjustments.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per	As of December 31,	As of September 30,
share data)	2018	2019	2019
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,270,001	806,686	112,860
Restricted cash and time deposits	142,411	293,585	41,074
Short-term investment	78,462	—	—
Accounts receivable, net (including amounts billed through RONG360 of RMB134,966 and RMB37,500 as of December 31, 2018 and September 30, 2019, respectively)	444,199	395,563	55,341
Prepayments and other current assets	160,131	165,377	23,137
Total current assets	2,095,204	1,661,211	232,412
Non-current assets:
Property and equipment, net	52,322	43,727	6,118
Intangible assets, net	115,037	5,182	725
Goodwill	147,296	5,422	759
Other non-current assets *	35,276	121,322	16,974
Total non-current assets	349,931	175,653	24,576
Total assets	2,445,135	1,836,864	256,988

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	130,000	154,314	21,590
Accounts payable	201,543	149,934	20,977
Advances from customers	115,597	63,911	8,941
Tax payable	39,446	12,669	1,772
Amount due to related party	72,750	13,649	1,910
Accrued expenses and other current liabilities *	144,478	160,517	22,457
Total current liabilities	703,814	554,994	77,647

Non-current liabilities:
Deferred tax liabilities	16,865	585	82
Other non-current liabilities *	20,538	18,731	2,621
Total non-current liabilities	37,403	19,316	2,703
Total liabilities	741,217	574,310	80,350

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per	As of December 31,	As of September 30,
share data)	2018	2019	2019
	RMB	RMB	US$

Mezzanine equity:
Redeemable noncontrolling interest	—	5,766	807

Shareholders’ equity:

Ordinary shares: US$0.0001 par value, 1,500,000,000 shares authorized, 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,477,472 shares (including 326,005,677 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of September 30, 2019, respectively.

	284	286	40
Treasury stock, at cost (12,817,240 and 7,986,325 shares held as of December 31, 2018 and September 30, 2019, respectively)	(70,113)	(105,474)	(14,756)
Additional paid-in capital	1,959,655	1,971,893	275,878
Accumulated losses	(339,325)	(700,009)	(97,935)
Statutory reserves	—	1,900	266
Accumulated other comprehensive income	37,750	64,314	8,997
Total Jianpu’s shareholders’ equity	1,588,251	1,232,910	172,490
Noncontrolling interest	115,667	23,878	3,341
Total shareholders’ equity	1,703,918	1,256,788	175,831
Total liabilities, mezzanine equity and shareholders’ equity	2,445,135	1,836,864	256,988

* The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2019 on a modified retrospective basis. As a result, the Company recognized approximately RMB23.5 million of right-of-use assets recorded in other non-current assets, and corresponding short-term leasing liabilities recorded in accrued expenses and other current liabilities and long-term leasing liabilities recorded in other non-current liabilities respectively on the consolidated balance sheet as of September 30, 2019. The Company elected not to recognize lease assets and liabilities for leases with a term of 12 months or less. The adoption had no impact on the Company’s consolidated statements of comprehensive loss for the quarter ended September 30, 2019 or the opening balances of accumulated losses as of January 1, 2019.

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Recommendation services:
Loans [a]	193,337	90,324	12,637	645,326	626,292	87,621
Credit cards	183,517	195,583	27,363	461,808	541,412	75,746
Total recommendation services	376,854	285,907	40,000	1,107,134	1,167,704	163,367
Advertising, marketing and other services [b]	66,864	37,595	5,260	162,608	172,940	24,195
Total revenues	443,718	323,502	45,260	1,269,742	1,340,644	187,562
Cost of revenues	(47,364)	(26,984)	(3,775)	(155,772)	(107,318)	(15,014)
Gross profit	396,354	296,518	41,485	1,113,970	1,233,326	172,548
Operating expenses:
Sales and marketing [c]	(340,961)	(325,293)	(45,510)	(1,020,945)	(1,091,899)	(152,762)
Research and development	(63,523)	(66,502)	(9,304)	(159,563)	(222,109)	(31,074)
General and administrative	(48,381)	(30,609)	(4,282)	(128,956)	(123,083)	(17,220)
Impairment loss	—	(250,323)	(35,021)	—	(250,323)	(35,021)
Loss from operations	(56,511)	(376,209)	(52,632)	(195,494)	(454,088)	(63,529)
Net interest income	1,081	1,786	250	3,747	4,934	690
Others, net	1,467	6,337	887	8,391	12,426	1,738
Loss before income tax	(53,963)	(368,086)	(51,495)	(183,356)	(436,728)	(61,101)
Income tax benefits	424	15,542	2,174	11,667	18,040	2,524
Net loss	(53,539)	(352,544)	(49,321)	(171,689)	(418,688)	(58,577)
Less: net income/ (loss) attributable to noncontrolling interests	1,570	(61,338)	(8,582)	2,286	(59,904)	(8,381)
Net loss attributable to Jianpu’s shareholders	(55,109)	(291,206)	(40,739)	(173,975)	(358,784)	(50,196)

Other comprehensive income, net
Foreign currency translation adjustments	50,151	26,940	3,770	61,393	26,811	3,751
Total other comprehensive income	50,151	26,940	3,770	61,393	26,811	3,751
Total comprehensive loss	(3,388)	(325,604)	(45,551)	(110,296)	(391,877)	(54,826)
Less: total comprehensive income/ (loss) attributable to noncontrolling interests	1,994	(61,109)	(8,549)	3,050	(59,657)	(8,346)
Total comprehensive loss attributable to Jianpu’s shareholders	(5,382)	(264,495)	(37,002)	(113,346)	(332,220)	(46,480)

Net loss per share attributable to Jianpu’s shareholders
Basic	(0.13)	(0.69)	(0.10)	(0.42)	(0.85)	(0.12)
Diluted	(0.13)	(0.69)	(0.10)	(0.42)	(0.85)	(0.12)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(0.33)	(1.72)	(0.24)	(1.05)	(2.14)	(0.30)
Diluted	(0.33)	(1.72)	(0.24)	(1.05)	(2.14)	(0.30)
Weighted average number of shares
Basic	420,058,949	422,105,931	422,105,931	417,165,368	419,929,107	419,929,107
Diluted	420,058,949	422,105,931	422,105,931	417,165,368	419,929,107	419,929,107

[a] Including revenues from related party of RMB22,841 and RMB7,817 for the three months ended September 30, 2018 and 2019, respectively. RMB86,482 and RMB27,523 for the nine months ended September 30, 2018 and 2019, respectively.

[b] Including revenues from related party of RMB4,400 and RMB2,347 for the three months ended September 30, 2018 and 2019, respectively. RMB10,730 and RMB5,245 for the nine months ended September 30, 2018 and 2019, respectively.

[c] Including expenses from related party of RMB18,744 and RMB2,544 for the three months ended September 30, 2018 and 2019, respectively. RMB18,744 and RMB21,024 for the nine months ended September 30, 2018 and 2019, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of shares and	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Net loss	(53,539)	(352,544)	(49,321)	(171,689)	(418,688)	(58,577)
Add: Share-based compensation expenses	33,735	16,394	2,294	103,593	73,015	10,215
Impairment loss	—	250,323	35,021	—	250,323	35,021
Reversal of: Tax effects on non-GAAP adjustments	—	(14,866)	(2,080)	—	(14,866)	(2,080)
Non-GAAP adjusted net loss	(19,804)	(100,693)	(14,086)	(68,096)	(110,216)	(15,421)
Add: Depreciation and amortization	8,669	10,292	1,440	16,059	30,741	4,301
Net interest income	(1,081)	(1,786)	(250)	(3,747)	(4,934)	(690)
Income tax benefits excluding the tax effects on non-GAAP adjustments	(424)	(676)	(94)	(11,667)	(3,174)	(444)
Non-GAAP adjusted EBITDA	(12,640)	(92,863)	(12,990)	(67,451)	(87,583)	(12,254)